UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

________________________________________________________________________________


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             China Hydroelectric Corporation
                             -----------------------
                                (Name of Issuer)


                                     ADR
                    ---------------------------------------
                         (Title of Class of Securities)


                                   16949D101**
                             -----------------------
                                 (CUSIP Number)


                                December 5, 2012
                             -----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number of the American Depositary Shares. The Ordinary Shares are not traded in the United States.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 16949D101                                           Page 2 of 5 Pages
.................................................................................

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        SWISS RE FINANCIAL PRODUCTS CORPORATION
.................................................................................

2.      Check the Appropriate Box if a Member of a Group

        (a) [ ]

        (b) [ ]
.................................................................................

3.      SEC Use Only
.................................................................................

4.      Citizenship or Place of Organization

        USA
.................................................................................

Number of       5.   Sole Voting Power                  - 0 -
Shares          ................................................................
Beneficially    6.   Shared Voting Power                - 0 -
Owned by        ................................................................
Each            7.   Sole Dispositive Power             - 0 -
Reporting       ................................................................
Person With     8.   Shared Dispositive Power           - 0 -
.................................................................................

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        0
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
.................................................................................

11.     Percent of Class Represented by Amount in Row (9)

        0.0%
.................................................................................

12.     Type of Reporting Person:

        CO

                                                               Page 3 of 5 Pages

Item 1(a).      Name of Issuer:

                China Hydroelectric Corporation (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

		Chief Financial Officer and Executive Vice President China Hydroelectric Corporation
		420 Lexington Avenue, Suite 860
		New York, NY 10170


		2105A, Ping'an International Financial Center, No. 3
		South Xinyuan Street
		Chaoyang District, Beijing
		People's Republic of China 100027


Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of the following person (the "Reporting Person"):

                SWISS RE FINANCIAL PRODUCTS CORPORATION

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of the Reporting Person is:
                55 East 52nd Street, New York, NY 10055.

Item 2(c).      Citizenship:

                SWISS RE FINANCIAL PRODUCTS CORPORATION - Delaware corporation.

Item 2(d).      Title of Class of Securities:

                This statement relates to the Ordinary Shares, par value $0.001 per share ("Ordinary Shares"), and American Depositary Shares, each representing three Ordinary Shares ("ADSs" and, collectively with Ordinary Shares, "Shares") of the Issuer.

Item 2(e).      CUSIP Number:

                16949D101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned

                SWISS RE FINANCIAL PRODUCTS CORPORATION sold its entire interest in the ADSs and Ordinary Shares on December 5, 2012 and as of that date no longer owned a benficial interest in any Shares. Previously, as of October 2, 2012, SWISS RE FINANCIAL PRODUCTS CORPORATION was the beneficial owner of 10,114,508 Ordinary Shares. SWISS RE FINANCIAL PRODUCTS CORPORATION requested to convert these to ADSs and, as of October 24, 2012, held a beneficial interests in 3,371,502 ADSs and 2 Ordinary Shares.


Item 4(b)       Percent of Class:

                0.0%

                                                               Page 4 of 5 Pages

Item 4(c)       Number of Shares of which such person has:



(i) Sole power to vote or direct the vote:                                     0
(ii) Shared power to vote or direct the vote:                                  0
(iii) Sole power to dispose or direct the disposition of:                      0
(iv) Shared power to dispose or direct the disposition of:                     0

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                This Item 7 is not applicable

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013                 SWISS RE FINANCIAL PRODUCTS CORPORATION


                                       By:
                                           /s/ Timothy Gillen
                                           -----------------
                                       Name:  Timothy Gillen
                                       Title: SVP, Finance Investment Reporting